FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 25, 2023	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Report of Voting Results April 25, 2023

Cristina Circelli

Vice-Présidente, Secrétaire générale et

Avocate générale

Canadian National

935, rue de La Gauchetière ouest

16[e] étage

Montréal (Québec) Canada

H3B 2M9

Téléphone: (514) 399-4135

Télécopieur: (514) 399-4296

Vice-President, Corporate Secretary and General Counsel

Canadian National

935 de La Gauchetière Street West

Floor 16

Montreal, Quebec, Canada

H3B 2M9

Telephone : (514) 399-4135

Facsimile : (514) 399-4296

VIA SEDAR

April 25, 2023

To:	Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Superintendent of Securities Office, Newfoundland & Labrador

Department of Justice, Northwest Territories

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities Office, Prince Edward Island

Saskatchewan Financial Services Commission

Yukon Securities Office

Department of Justice, Nunavut

RE:	Canadian National Railway Company Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 25, 2023, at 10:00 a.m., (Eastern Daylight Time) via live webcast (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 11 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 11 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES AGAINST	%
Shauneen Bruder	507,003,865	99.15%	4,332,559	0.85%
Jo-ann dePass Olsovsky	503,153,373	98.40%	8,183,051	1.60%
David Freeman	510,655,708	99.87%	680,766	0.13%
Denise Gray	508,625,951	99.47%	2,710,523	0.53%
Justin M. Howell	508,424,824	99.43%	2,911,650	0.57%
Susan C. Jones	510,308,305	99.80%	1,028,169	0.20%
Robert Knight	510,158,956	99.77%	1,177,518	0.23%
Michel Letellier	509,646,443	99.67%	1,690,031	0.33%
Margaret A. McKenzie	506,091,465	98.97%	5,244,509	1.03%
Al Monaco	510,368,285	99.81%	968,189	0.19%
Tracy Robinson	510,785,729	99.89%	550,745	0.11%

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on vote by ballot. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 89.44% of the common shares represented as follows:

Votes For — 468,558,170 (89.44%)

Votes Withheld — 55,345,131 (10.56%)

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 96.31% of the common shares represented at the Meeting as follows:

Votes For — 492,474,563 (96.31%)

Votes Against — 18,861,911 (3.69%)

4. Non-binding Advisory Resolution on CN’s Climate Action Plan

A ballot was conducted with respect to the non-binding advisory vote on the Company’s Climate Action Plan. The percentage of common shares voted “FOR” was 96.53% of the common shares represented at the Meeting as follows:

Votes For — 493,600,863 (96.53%)

Votes Against — 17,735,611 (3.47%)

Yours truly,

/s/ Cristina Circelli

Vice-President, Corporate Secretary and General Counsel